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Exhibit 99.1

LIBERTY MEDIA CORPORATION ANNOUNCES INTENTION TO COMMENCE PARTIAL TENDER OFFER FOR SHARES OF LIVE NATION COMMON STOCK

        ENGLEWOOD, Colorado, January 26, 2010—Liberty Media Corporation ("Liberty") today announced its intention to commence a partial tender offer to purchase up to 34,500,000 shares of the common stock (NYSE: LYV) of Live Nation Entertainment, Inc. ("Live Nation") (including the associated share purchase rights), at a cash purchase price of $12 per share. Liberty, through its subsidiaries, currently owns approximately 14.6% of the outstanding shares of Live Nation common stock based on publicly available stock information. Liberty acquired its Live Nation shares in exchange for its Ticketmaster Entertainment holdings in the Ticketmaster-Live Nation merger that closed yesterday.

        The offer price represents approximately a 14.2% premium over the closing sale price on January 25, 2010 of $10.51. If the tender offer is fully subscribed and completed, Liberty would own approximately 34.9% of the outstanding shares of Live Nation common stock. Liberty is a party to a stockholder agreement with Live Nation that permits Liberty to acquire up to 35% of the outstanding shares of Live Nation.

        Liberty's purchase of Live Nation common stock in the tender offer will be for investment purposes. Liberty will attribute any shares it purchases in the tender offer to its Liberty Capital group. The Live Nation shares currently owned by Liberty are attributed to its Liberty Interactive group.

        The terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be mailed to Live Nation stockholders when Liberty commences its tender offer, which is expected to occur within five business days. The tender offer will be subject to customary conditions, including receipt of any required governmental approvals. The tender offer will not be subject to a financing condition.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Live Nation. As soon as Liberty commences the tender offer, it will file a tender offer statement, including an offer to purchase, with the U.S. Securities and Exchange Commission. Liberty will cause copies of the offer documents to be mailed to Live Nation's stockholders. Live Nation stockholders should read the tender offer documents carefully when they are available because they will contain important information that shareholders should consider before deciding whether to tender their shares. Once filed, the tender offer statement and other filed documents will be available for free at the SEC's web site (www.sec.gov). Copies of these documents will also be available for free from the information agent identified in the offer to purchase after they are filed with the SEC.

About Liberty Media Corporation

        Liberty owns interests in a broad range of electronic retailing, media, communications and entertainment businesses. Those interests are attributed to three tracking stock groups: (1) the Liberty Interactive group (NASDAQ: LINTA, LINTB), which includes Liberty's interests in QVC, Provide Commerce, Backcountry.com, BUYSEASONS, Bodybuilding.com, IAC/InterActiveCorp, and Expedia, (2) the Liberty Starz group (NASDAQ: LSTZA, LSTZB), which includes Liberty's interests in Starz Entertainment and ViaSat, Inc., and (3) the Liberty Capital group (NASDAQ: LCAPA, LCAPB), which includes all businesses, assets and liabilities not attributed to the Interactive group or the Starz group including its subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc., and TruePosition, Inc., Liberty's interest in SIRIUS XM Radio, Inc., and minority equity investments in Time Warner Inc., Time Warner Cable and Sprint Nextel Corporation.

Contact:
Courtnee Ulrich
Liberty Media Corporation
(720) 875-5420

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LIBERTY MEDIA CORPORATION ANNOUNCES INTENTION TO COMMENCE PARTIAL TENDER OFFER FOR SHARES OF LIVE NATION COMMON STOCK